Exhibit 99.2

NEXERA TECHNOLOGIES LTD

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints, Mr. Oz Adler, the Company’s chairman of the board of directors, and Mr. Ronen Zalayet, the Company’s Chief Financial Officer, each of them, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the ordinary shares, no par value, of Nexera Technologies Ltd (the “Company”) which the undersigned is entitled to vote at the Annual General Meeting of Shareholders (the “Meeting”) to be held on Thursday, December 10, 2026, at 3:00 p.m. (Israel time), at the Company’s offices, at 7 Mezada Street, Bnei Brak 5126112, Israel, and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of the Meeting and Proxy Statement relating to the Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR the Proposals described in the Proxy Statement. Any and all proxies heretofore given by the undersigned are hereby revoked.

IMPORTANT NOTE: By voting, whether by means of the enclosed proxy card, via telephone or internet voting, you will be deemed to confirm to the Company that you do not have a personal interest in Proposals Nos. 2 and 4 and that you are not a controlling shareholder under the Israeli Companies Law, 5759-1999, (an “Interested Shareholder”). If you are an Interested Shareholder, please notify Ronen Zalayet, the Company’s Chief Financial Officer, at c/o Nexera Technologies Ltd, 7 Mezada Street, Bnei Brak 5126112, Israel, telephone +972-3-771-3520, or email ronen@nexera-tech.io (in which case your vote will only count for or against the ordinary majority, and not for or against the special majority, required for the approval of Proposals Nos. 2 and 4). Please see the Company’s Proxy Statement for the definition of “Interested Shareholder” and a further explanation as to who may be considered a controlling shareholder or may have a personal interest in the vote.

WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE COMPLETE, DATE AND SIGN THIS FORM OF PROXY AND MAIL THE ENTIRE PROXY PROMPTLY, ALONG WITH PROOF OF IDENTITY IN ACCORDANCE WITH THE COMPANY’S PROXY STATEMENT, IN THE ENCLOSED ENVELOPE IN ORDER TO ASSURE REPRESENTATION OF THESE SHARES. NO POSTAGE NEED BE AFFIXED IF THE PROXY IS MAILED IN THE UNITED STATES.

Continued and to be signed on reverse side

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

NEXERA TECHNOLOGIES LTD

TO BE HELD ON DECEMBER 10, 2026

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.

PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.	To approve the reelection of each of Mr. Amitay Weiss, Mr. Moshe Revach and Ms. Tali Dinar as a Class I director, to serve until the Company’s third annual general meeting of shareholders following the Meeting, and until each such director's successor is duly elected and qualified.
	Nominees:	For	Against	Abstain
	1a. Amitay Weiss	☐	☐	☐
	1b. Moshe Revach	☐	☐	☐
	1c. Tali Dinar	☐	☐	☐
2.	To approve the amended compensation policy for the Company’s executive officers and directors.	☐	☐	☐
3.	To approve one or more reverse splits of the Company’s issued and outstanding ordinary shares at an aggregate ratio within the range of 1-for-2 (1:2) to 1-for-250 (1:250), to be effected in one or more increments, at such ratio(s) and on such date(s) as may be determined by the board of directors, in its discretion from time to time within 18 months following the date of shareholder approval.	☐	☐	☐
4.	To approve an amendment of the compensation terms for Mr. Eliyahu Zamir, the Company’s Chief Executive Officer.	☐	☐	☐
5.	To approve the grant of equity awards to the Company’s directors, including the Chairman of the board of directors.	☐	☐	☐
6.	To approve and ratify the re-appointment of Brightman Almagor Zohar & Co., a firm in the Deloitte Global Network, as our independent registered public accounting firm for the year ending December 31, 2026 and until the next annual general meeting of shareholders, and to authorize the board of directors (with power of delegation to its audit committee) to set the fees to be paid to such auditors.	☐	☐	☐

In their discretion, the proxy is authorized to vote upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

NAME	SIGNATURE	DATE

NAME	SIGNATURE	DATE

Please sign exactly as your name appears on the Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If the signer is a corporation, please sign the full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.